INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

To the Board of Directors of
UMB Scout Funds
    and
the Securities and Exchange Commission:

RE:  UMB Scout Funds
     Form N-17f-2
     File Number 811-09813


    We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund) (the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2003. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, with respect to securities of UMB SCOUT FUNDS, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Trust and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP


Kansas City, Missouri
August 8, 2003

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


----------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: Date examination completed:
    811-09813                                                    June 30, 2003
----------------------------------------------------------------------------------------------------------------
2. State Identification Number:
----------------------------------------------------------------------------------------------------------------
AL  29702         AK  02 02527,      AZ  26608,      AR  00-M0325-01,     CA  *               CO  IC-2000-18-580
                      02 04267,          31137,          00-M0325-03,
                      02 02193           8465            00-M0325-04
----------------------------------------------------------------------------------------------------------------
CT  1007101,      DE  29956,         DC  60012789,   FL  *                GA  SC-40734        HI  *
    1007102,          29957,             60012607,
    1015707,          8681,              60012563,
    214195            32282              60012561
----------------------------------------------------------------------------------------------------------------
ID  52167,        IL  0353546        IN  00-0346IC   IA  I-46968,         KS  2000S0001251,   KY  M34790
    52168,                                               I-46969,             2000S0001252,
    54333,                                               I-51262,             2001S0001629,
    48844                                                I-26193              87S0001009
----------------------------------------------------------------------------------------------------------------
LA  83613         ME  MFN211224,     MD  SM20000901, MA  02027304,        MI  922499,         MN  R-42778.1
                      MFN200609,         SM20000900,     02027305,            922501,
                      MFN214176          SM20011626,     02027306,            928372,
                      MFN211223          SM19980021      02027307             935635
----------------------------------------------------------------------------------------------------------------
MS  MF-00-03-312, MO  2000-00609     MT  43387,      NE  40258,           NV  *               NH  *
    MF-00-03-313,                        43388,          40259,
    MF-01-06-195,                        46780,          43447,
    MF-98-01-001                         28405           22604
----------------------------------------------------------------------------------------------------------------
NJ  MF-0645       NM  1816,          NY  S29-43-00,  NC  *                ND  AB353,          OH  37103
                      5724,              S29-78-92,                           AB354,
                      1817,              S27-53-23,                           AF300,
                      347628             S29-44-94                            U560
----------------------------------------------------------------------------------------------------------------
OK  SE-2066420,   OR  2001-1464      PA  00-03-120MF RI  *                SC  MF-12955,       SD  21867,
    SE-2066421,                                                               MF-12956,           21868,
    SE-2060865,                                                               MF-14031,           25670,
    SE-2060866                                                                MF-14035            9889
----------------------------------------------------------------------------------------------------------------
TN  RM02-2094     TX  C62240-000-03, UT  006-6364-13 VT  3/31/00-05,      VA  2894            WA  60026259,
    RM01-2343         C66910-000-01,                     3/31/00-06,                              60026258,
                      C39435-004-12,                     6/29/01-10,                              60030517,
                      C62241-000-03                      1/16/98-23                               60019806
----------------------------------------------------------------------------------------------------------------
WV  MF37974,      WI  386282-03,     WY  21645       PUERTO RICO   S-22921,
    MF37975,          386358-03,                                   S-22922,
    MF42556,          413904-03,                                   S-25030
    MF24145           341392-03
----------------------------------------------------------------------------------------------------------------

Other (specify):
      *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:
    UMB Scout Funds
--------------------------------------------------------------------------------
4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                ----------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
           --------------------------------------------------------

    We, as members of management of UMB Scout Funds (the "Trust") (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003 and from December 31, 2002 through June 30, 2003.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 and from December 31, 2002 through June 30, 2003, with respect to securities reflected in the investment account of the Company.



UMB SCOUT FUNDS


By /s/ Larry Schmidt
   ---------------------------------------
   Larry Schmidt, Senior Vice President